SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04014273

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT - 1 2004
DIVISION OF MARKET REGULATION

RECD S.E.C.
OCT 1 2004
626

AM 11-30-2004

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | ... 12.00 |

| SEC FILE NUMBER |
|---|
| 8-17632 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 08/01/03 (MM/DD/YY) AND ENDING 07/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blackburn & Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Penn Plaza, Suite 3327
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Camilla R. Hazlehurst — (650) 340-0510
(Area Code—Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name—*if individual, state last, first, middle name*)

| 333 Market Street | San Francisco | CA | 94015 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Camilla R. Hazlehurst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blackburn & Company, Inc., as of July 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN (OR AFFIRMED) TO BEFORE ME THIS ____ DAY OF ____, 20__

Notary Public

Signature

President

Title

SUBSCRIBED AND SWORN (OR AFFIRMED) TO BEFORE ME THIS 30 DAY OF SEPTEMBER, 2004

JONATHAN A. TAYLOR
Commission # 1422283
Notary Public - California
San Mateo County
My Comm. Expires Jun 5, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this fling, see section 240.17a-5(e)(3).*

PricewaterhouseCoopers

# Blackburn & Company, Inc.

**Statement of Financial Condition**
**July 31, 2004**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

## Report of Independent Auditors

To the Board of Directors and Stockholders of
Blackburn & Company, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Blackburn and Company, Inc. at July 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

September 28, 2004

## Blackburn & Company, Inc.
### Statement of Financial Condition
### July 31, 2004

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 198,480 |
| Marketable securities at market value | | 95,694 |
| Exchange membership, at cost (approximate market value of $1,400,000) | | 85,000 |
| Commissions receivable | | 59,186 |
| Income tax receivable | | 56,248 |
| Other assets | | 25,372 |
| Deferred tax asset | | 24,818 |
| Total assets | $ | 544,798 |
| **Liabilities and Stockholders' Equity** | | |
| Liabilities | | |
| Accounts payable and accrued liabilities | $ | 34,841 |
| Payable for research service costs | | 12,798 |
| Total liabilities | | 47,639 |
| Commitments (Note 8) | | |
| Stockholders' equity | | |
| Common stock | | |
| Class A, par value $1.00, 500 shares authorized, 152 shares issued and outstanding | | 152 |
| Class B, par value $1.00, 500 shares authorized, no shares issued and outstanding | | - |
| Additional paid-in capital | | 51,288 |
| Retained earnings | | 445,719 |
| Total stockholders' equity | | 497,159 |
| Total liabilities and stockholders' equity | $ | 544,798 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization

Blackburn & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the New York Stock Exchange, Inc. ("NYSE"). The Company executes securities transactions on behalf of its customers. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts as all transactions for accounts of customers are cleared through another broker-dealer on a fully disclosed basis.

## 2. Summary of Significant Accounting Policies

### Revenue Recognition
Commission income from securities transactions is recorded on a settlement date basis, which approximates amounts that would be recognized on a trade date basis. Commissions are presented net of commissions retained by the clearing broker-dealer of $279,657 and net of statistical and investment research service costs incurred by the Company on behalf of its customers which totaled $130,477.

### Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

### Marketable Securities
Marketable securities consist of an investment in a mutual fund at July 31, 2004. The mutual fund investment is recorded at market value based upon independent prices. All marketable securities are classified as trading for financial reporting purposes.

### Exchange Membership
The NYSE membership is carried at cost. Approximate market value is based on the last sales price for a membership at July 31, 2004.

### Financial Instruments
The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in off-balance sheet risk. The carrying amounts of other financial instruments recorded in the Statement of Financial Condition (which include cash, receivables and payables) approximate fair value at July 31, 2004.

### Concentrations of Risk
The Company is engaged in brokerage activities with counterparties which primarily include institutional investors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. In the event customers fail to

satisfy their obligations, the company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers obligations.

During the year ended July 31, 2004, the Company generated 53% of its revenues from trades executed on behalf of a single customer. This results in economic dependence and a concentration of credit risk with a single customer. Accordingly, the Company's future results of operations could be affected if this customer relationship were terminated.

**Use of Estimates**
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

## 3. Marketable Securities

At July 31, 2004, marketable securities consist of an investment in the JP Morgan U.S. Government Money Market Fund of $95,694.

## 4. Income Taxes

The income tax benefit for the year ended July 31, 2004 consists of the following:

| | |
|---|---|
| **Current** | |
| Federal | $ 33,075 |
| State and local | (6,720) |
| **Deferred** | |
| Federal | 16,490 |
| State and local | 8,328 |
| | $ 51,173 |

The deferred tax asset as of July 31, 2004 consists of net operating loss carryforwards of $24,818.

The Company's provision for income taxes differs from the amount that would be computed based upon the federal statutory graduated income tax rate of 15% due to state and local taxes, principally New York City Alternative Tax of $4,925.

## 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3 % of aggregate indebtedness, as defined. SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At July 31, 2004, the Company had net capital of $303,807, which was $298,807 in excess of the amount required of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

## 6. Statistical and Investment Research Services

The Company has an agreement with certain customers to collect additional amounts (referred to as "research service credits") to be used by the Company to purchase various studies, analyses, and reports from outside research organizations which would be utilized to determine investment opportunities for the Company's customers. At the request of a customer, the Company will order outside investment research services; these research services are paid by the Company from the research service credits collected. Research service credits cannot be returned at the discretion of the customer. Research service credits are reflected in the accompanying Statement of Financial Condition as a payable for research service credits. In the Statement of Income, research service credits are included as a component of commissions revenue and the related costs for such services are presented as a reduction in commissions revenue.

## 7. Profit Sharing Plan

The Company has a qualified profit sharing plan (the "Plan") for eligible employees of the Company. The Company's contribution to the Plan is determined on a discretionary basis by the Company's Board of Directors. The Company did not authorize any payments to the Plan during fiscal year 2004.

## 8. Commitments

The Company leases office space in New York. The office space in New York is under a non-cancelable operating lease which expires June 2006. The aggregate minimum future lease commitments are:

| **Year Ended July 31,** | |
|---|---|
| 2005 | $ 43,102 |
| 2006 | 39,511 |
| | $ 82,613 |

## 9. Guarantees

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As a right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At July 31, 2004, the Company has not recorded any liability with regard to this right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.